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                                                  October 20, 2005


VIA EDGAR
---------


Mary Beth Breslin, Esq.
Attorney Advisor
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

         Re:  Conolog Corporation
              Registration Statement on Form SB-2
              Filed:  September 2, 2005
              File No.:  333-128089
              ---------------------

Dear Ms. Breslin:

         Reference is made to the Registration Statement on Form SB-2 of Conolog Corporation (the "Company") filed with the Commission on September 2, 2005 (file number 333-128089) and to the staff's letter of comment dated September 15, 2005. On behalf of Conolog and pursuant to Rule 101(a) of Regulation S-T, we are enclosing Amendment No. 1 to the Registration Statement. The enclosed Amendment has been marked to show changes from the Registration Statement. We are also providing a printed version of this letter and Amendment No. 1 to the Registration Statement by Federal Express to Adelaja Heyliger of the staff.

         The following numbered paragraphs correspond to the numbered paragraphs in your letter to the Company.

         1. Amendment No. 1 has been revised to include the Company's audited financial statements for the year ended July 31, 2005. Management's Discussion and Analysis of Financial Condition and Results of Operations has also been updated.

         2. Amendment No. 1 has been revised to include an audit report that covers the years ended July 31, 2005 and July 31, 2004. An updated consent from the Company's independent accountants has also been included.





               [MILBERG WEISS BERSHAD & SCHULMAN LLP LETTERHEAD]





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Mary Beth Breslin, Esq.

October 20, 2005

Page 2

         3. Please see the attached letter, dated October 20, 2005, from the Company for its response to this paragraph.

         4. The Management's Discussion and Analysis of Financial Condition and Results of Operations has been revised in response to staff's comments.

         If you have any questions or comments, concerning the enclosed materials, please feel free to contact me.


                                                   Very truly yours,

                                                   /s/ David Manno

                                                   David B. Manno